EXHIBIT 99.1

News
Release

C$ unless otherwise stated                    TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
June 5, 2026
Manulife Financial Corporation announces results of Conversion Privileges of Class 1 Preferred Shares, Series 3 and Series 4
TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the June 4, 2026 deadline for conversion, 17,750 of its currently outstanding 6,537,903 Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) have been elected for conversion on June 19, 2026, on a one-for-one basis, into Non-cumulative Floating Rate Class 1 Shares Series 4 of Manulife (the “Series 4 Preferred Shares"), and 886,331 of its currently outstanding 1,462,097 Series 4 Preferred Shares have been elected for conversion on June 19, 2026, on a one-for-one basis, into Series 3 Preferred Shares.
Since there would be fewer than 1,000,000 Series 4 Preferred Shares outstanding after the conversion date (June 19, 2026), after taking into account all such election notices received by the June 4, 2026 deadline for conversion, (i) Manulife will automatically convert all remaining Series 4 Preferred Shares into Series 3 Preferred Shares, on a one-for-one basis, on the conversion date, and (ii) the holders of Series 3 Preferred Shares are not entitled to convert their Series 3 Preferred Shares into Series 4 Preferred Shares.
As a result, after giving effect to such conversion, on June 19, 2026, Manulife will have 8,000,000 Series 3 Preferred Shares issued and outstanding. The Series 3 Preferred Shares are listed on the Toronto Stock Exchange under the symbols MFC.PR.F.
As announced by Manulife on May 21, 2026, after June 19, 2026, holders of Series 3 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife (the “Board”) and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 20, 2026, and ending on June 19, 2031, will be 4.64000% per annum or $0.290000 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at May 21, 2026, plus 1.41%, as determined in accordance with the terms of the Series 3 Preferred Shares.
The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Relations: Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations: Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com